# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XP Inc., CIK 0001787425
CUSIP: G98239109
Title of class of securities: Class A Common Shares, par value $0.00001 per share
Address of issuer's principal executive offices: 20, Genesis Close, George Town, Grand Cayman, Cayman Islands (E9), KY-1-1208
Date of event which requires filing of this statement: 07/06/2026
Amends the filing with accession number 0000950103-21-020215
Filed by CIK 0001899748
Persons authorized to receive notices and communications: Michael A. Civale, Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York (NY), 10001-8602, 212-735-3462; Filipe B. Areno, Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York (NY), 10001-8602, 212-735-3462

## Reporting persons
- XP Control LLC (CIK 0001899748): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 96,797,602; shared voting power 0; sole dispositive power 96,797,602; shared dispositive power 0; aggregate amount beneficially owned 96,797,602 (18.7% of the class)
  Comment: The number of Class A common shares beneficially owned by XP Control LLC represents the number of Class A common shares available upon conversion of the Class B shares directly held by XP Control LLC. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.
  
  Note to Row (13): The aggregate percentage of Class A common shares reported as beneficially owned by XP Control LLC was calculated based on (i) 417,080,230 Class A common shares issued and outstanding as of March 31, 2026, as disclosed in the Issuer's Current Report on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on May 18, 2026, plus (ii) 4,954,867 Class A common shares issued upon the conversion of Class B common shares directly held by XP Control LLC, plus (iii) 96,797,602 Class A common shares issuable upon exercise of Class B common shares directly held by XP Control LLC. The aggregate number of Class B common shares beneficially owned by XP Control LLC as set forth in this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of XP Control LLC.
  
  Note to Row (13): Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this Schedule 13D.
- Guilherme Dias Fernandes Benchimol: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 96,797,602; shared voting power 0; sole dispositive power 96,797,602; shared dispositive power 0; aggregate amount beneficially owned 96,797,602 (18.7% of the class)
  Comment: The number of Class A common shares beneficially owned by Guilherme Dias Fernandes Benchimol represents the number of Class A common shares available upon conversion of the Class B shares directly held by Guilherme Dias Fernandes Benchimol. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.
  
  Note to Row (13): The aggregate percentage of Class A common shares reported as beneficially owned by Guilherme Dias Fernandes Benchimol was calculated based on (i) 417,080,230 Class A common shares issued and outstanding as of March 31, 2026, as disclosed in the Issuer's Current Report on Form 6-K filed with the SEC on May 18, 2026, plus (ii) 4,954,867 Class A common shares issued upon the conversion of Class B common shares directly held by XP Control LLC, plus (iii) 96,797,602 Class A common shares issuable upon exercise of Class B common shares directly held by Guilherme Dias Fernandes Benchimol. The aggregate number of Class B common shares beneficially owned by Guilherme Dias Fernandes Benchimol as set forth in this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of Guilherme Dias Fernandes Benchimol.
  
  Note to Row (13): Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, par value $0.00001 per share
Name of issuer: XP Inc.
Address of issuer's principal executive offices: 20, Genesis Close, George Town, Grand Cayman, Cayman Islands (E9), KY-1-1208
Comment:
Explanatory Note

This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on December 27, 2021, by XP Control LLC and XP Controle Participacoes S.A., relating to the Class A common shares, par value $0.00001 per share (the "Class A common shares"), and Class B common shares of XP Inc. ("the Issuer") and as amended by Amendment No. 1 on March 7, 2022, Amendment No. 2 on April 29, 2022, Amendment No. 3 on February 14, 2023, Amendment No. 4 on July 11, 2023 and Amendment No. 5 on February 13, 2026 (as so amended, the "Schedule 13D"). This Amendment No. 6 amends and supplements the Schedule 13D as specifically set forth herein. Except as specifically amended by this Amendment No. 6, the Schedule 13D is unchanged. Capitalized terms used in this Amendment No. 6 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

On July 2, 2026, XP Control LLC exercised its Repurchase Right to purchase all of the non-voting interests in XP Control LLC held indirectly by Gabriel for 4,954,867 Class A common shares (resulting from the conversion of the corresponding number of Class B common shares of the Issuer held by XP Control LLC).

As a result of XP Control LLC's transfer of the Class A common shares to Gabriel's investment vehicle, the Reporting Persons' beneficial ownership of the Class A common shares decreased from 101,752,469 Class A common shares to 96,797,602 Class A common shares. In addition, if the Repurchase Right is exercised in full, the Reporting Persons' beneficial ownership of the Class A common shares may be further decreased by up to 2,815,465 Class A common shares.

Except as set forth herein, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Class A common shares.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A. Managers and Officers of XP Control LLC.
Exhibit B. Joint Filing Agreement among the Reporting Persons.

## Signatures
- XP Control LLC: /s/ Guilherme Dias Fernandes Benchimol, Guilherme Dias Fernandes Benchimol, Manager (07/07/2026)
- XP Control LLC: /s/ Fabricio Cunha de Almeida, Fabricio Cunha de Almeida, Manager (07/07/2026)
- Guilherme Dias Fernandes Benchimol: /s/ Guilherme Dias Fernandes Benchimol, Guilherme Dias Fernandes Benchimol, individually (07/07/2026)